THEMAVEN, INC.

2125 Western Avenue, Suite 502

Seattle, WA 98121

(775) 600-2765

July 26, 2017

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	theMaven, Inc.

Registration Statement on Form S-1

File No. 333-217992

Ladies and Gentlemen:

In connection with the above referenced Registration Statement on Form S-1 of theMaven, Inc., the undersigned, a duly elected officer, hereby requests that the effectiveness of said Registration Statement be accelerated to 4:30 p.m. Eastern time on July 27, 2017, or as soon thereafter as practicable.

Very truly yours,

theMaven, Inc.

By:	/s/ Martin L. Heimbigner
Name: Martin L. Heimbigner Title: Chief Financial Officer